December 26, 2006

United States
Securities & Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Attn: Brian R. Cascio

Re:	Advanced Sports Technologies Inc. Form 10-KSB for the fiscal year ended December 31, 2005 Forms 10-QSB for March 31 and June 30, 2006 File No. 333-106299
Dear Mr. Cascio,

Reference is made to your letter of December 5, 2006 to Advanced Sports Technologies, Inc. We have numbered our responses to coincide with the numbering on your letter of January 31, 2006.

Form 10-KSB/A for the fiscal year ended December 31, 2005

Financial Statements
Note 6 Discontinued Operations, page 10

1.
We note your response to our previous comment 5. Please tell us how you are in compliance with SFAS 144 with respect to your computation of gain on disposal of discontinued operations. Clarify the proceeds, if any, you received on sale and how this was considered in the gain or loss calculation. Please also tell us why the gain or loss on disposal includes the accumulated deficit balance of the disposed entity. Please revise and amend your filing appropriately, or tell us the accounting guidance you are relying on.

Response 1: The ownership of BioCardioMedical Corporation was exchanged for 22,077,509 shares of common stock to the original stockholders with a fair value of $3,218,365. The fair value of the stock was determined based on paragraph 34 of SFAS 144 and was measured at the lower of its carrying amount or fair value. There were no sales of stock on the bulletin board for over a year prior to the exchange share and therefore the fair value was determined to be the carrying value of $3,218,365. Other than the exchange of common shares with a fair value of $3,218,365, there were no other proceeds. We have revised the 10-QSB to properly title the fair value of the stock issued in the exchange.

Representations

2.
We notice that you continue to exclude the requested representations in your response. In connection to responding to these comments, please provide in writing a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response 2: As per your comment we have attached the proper statement.

We believe that we have responded to all of your comments if you have any further questions feel free to contact me at (212) 752-9700. Your cooperation is greatly appreciated.

Sincerely, \s\ Arthur Marcus, Esq. Arthur Marcus, Esq.

ODYSSEY OIL & GAS
SEC COMMENT LETTER

The ownership of BioCardioMedical Corporation was exchanged for 22,077,509 shares of common stock to the original stockholders with a fair value of $3,218,365. The fair value of the stock was determined based on paragraph 34 of SFAS 144 and was measured at the lower of its carrying amount or fair value. There were no sales of stock on the bulletin board for over a year prior to the exchange share and therefore the fair value was determined to be the carrying value of $3,218,365. Other than the exchange of common shares with a fair value of $3,218,365, there were no other proceeds. We have revised the 10-QSB to properly title the fair value of the stock issued in the exchange.

Representations

1.	The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

__________________________________________________________
Arthur Johnson: President and Principal Officer: Odyssey Oil & Gas, Inc.

Dated: December 26 , 2006